14041061

OFFICIAL USE
011-60193

Form G-FIN
Page 2 of 3

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [XX] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [XX] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [XX] Amendment

4. A. Full name of the financial institution SIMMONSFIRST NATIONAL BANK

   B. Address of principal office of financial institution:

   501 MAIN STREET
   Address
   PINE BLUFF — City | AR — State | 71601 — Zip Code

   C. Address of principal office where government securities broker or government securities ~~dealer activities will be conducted~~ (if different from item (B)):

   8315 CANTRELL SUITE 200
   Address
   LITTLE ROCK — City | AR — State | 72211 — Zip Code

   SECURITIES AND EXCHANGE COMMISSION
   RECEIVED
   APR 28 2014
   12 REGISTRATIONS BRANCH

   D. Mailing address if different from (B) or (C):

   Address
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

HAROLD L. THOMAS	VP-CCO	501-223-4365
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [ ] Yes B. [XX] No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
JOHNSON, RICHARD WAYNE	SVP
THOMAS, HAROLD LLOYD	VP-CCO
ORFANOS, JOHN STAMOS	VP-TRADER

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

HAROLD L. THOMAS
Name (First, Middle, Last)

VP-CHIEF COMPLIANCE OFFICER
Title

Harold Thomas 4/15/14
Signature Date

Harold Thomas 4/15/14